ROPES & GRAY LLP ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 WWW.ROPESGRAY.COM

March 19, 2010

BY EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-1090

Re: Allianz Funds Multi-Strategy Trust (Registration Nos. 333-148624 and 811-22167)

Ladies and Gentlemen:

On behalf of Allianz Funds Multi-Strategy Trust (the “Trust”), we are today filing, pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Act”), by electronic submission via EDGAR, Post-Effective Amendment No. 11 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”).

In addition to Part C, the Amendment includes the following documents:

1.	Prospectus for Class A, C and R shares of the Allianz RCM China Equity Fund (the “New Fund”), a new series of the Trust;

2.	Prospectus for Institutional Class, Class P, Administrative Class and Class D shares of the New Fund; and

3.	The Statement of Additional Information for the New Fund.

The Amendment does not relate to any other series of the Trust and no information contained in the Amendment is intended to supersede or amend any disclosure in the Trust’s Registration Statement relating to any other series of the Trust.

This Amendment is being filed to solely register Class A, Class C, Class R, Institutional Class, Class P, Administrative Class and Class D shares of the New Fund. The Trust expects to file an amendment pursuant to Rule 485(b) under the Act on or prior to the effective date of this Amendment.

No fees are required in connection with this filing. Please direct any questions you may have with respect to this filing to me (at 617-951-7162) or to George B. Raine (at 617-951-7556) of this firm.

Regards,

/s/ Chris Perriello

Chris Perriello, Esq.

cc:	E. Blake Moore, Jr.
William Healey, Esq.
Brian Shlissel
Thomas J. Fuccillo, Esq.
David C. Sullivan, Esq.
George B. Raine, Esq.
Emma C. Eriksson, Esq.